EXHIBIT 99.1

Hydrogenics Reports Fourth Quarter 2010 Results

Revenues Increase 38%; Operating Loss Declines 61%

MISSISSAUGA, Ontario, March 29, 2011 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today reported fourth quarter and 2010 results. Results are reported in US dollars and are prepared in accordance with Canadian generally accepted accounting principles.

Fourth Quarter Financial Highlights

  Revenues of $5.8 million, an increase of 38% from the comparable period in 2009.
  Gross profit, expressed as a percentage of revenues, of 33.9% (15.8% in 2009), reflecting increased gross profit in the Corporation's Power Systems business.
  Operating loss of $1.8 million, a decrease of 61% from the comparable period in 2009 reflecting increased revenues, improved gross profit and reduced operating expenses.
  Exited the fourth quarter with cash and cash equivalents and restricted cash of $9.0 million and an order backlog of $17.1 million.

"Hydrogenics delivered significantly improved operating results in the fourth quarter of 2010 with double digit revenue growth and improved gross margin, coupled with a 23% reduction in cash operating costs resulting in a 61% reduction in loss from operations. This improved financial performance, along with adding to our liquidity position through two successful equity financings, an order backlog of $17.1 million at December 31 and a high level of customer engagement across multiple markets, provides us with strong positioning for 2011 and beyond," said Daryl Wilson, President and Chief Executive Officer.

Results for the Fourth Quarter of 2010 Compared to the Fourth Quarter of 2009

Revenues were $5.8 million, an increase of 38% primarily attributed to increased revenues in our OnSite Generation business resulting from improved economic conditions, partially offset by decreased revenues in our Power Systems business resulting from timing of orders and product mix.

Gross profit was 33.9%, an increase of 18.1 percentage points reflecting: (i) variations in product mix in our Power Systems business; (ii) favourable overhead absorption from increased revenues in our OnSite Generation business; and (iii) product cost reductions in both our OnSite Generation and Power Systems businesses.

Cash operating costs decreased 23% to $3.6 million, reflecting: (i) the absence of $0.3 million of expenses associated with the Corporation's transaction with the trustees of Algonquin Power Income Fund in 2009; (ii) the absence of $0.2 million of costs associated with the preparation of our base shelf prospectus in 2009; and (iii) the results of our cost reduction efforts including the move to a new lower cost facility in Mississauga, Ontario; partially offset by (iv) a $0.8 million decrease in research and product development funding. Cash operating costs, a non-GAAP measure is defined as selling, general and administrative expenses plus research and product development expenses, net, less stock-based compensation expense and non-cash selling, general and administrative expenses.

Loss from operations was $1.8 million, an improvement of $2.8 million or 61% as a result of increased revenues, improved gross profit and reduced operating expenses.

Results for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Revenues were $20.9 million, an increase of 11% reflecting increased revenues in our OnSite Generation business attributed to improved economic conditions. This increase was partially offset by decreased revenues in our Power Systems business resulting from the timing of orders and changes in product mix.

Gross profit was 25.9%, an increase of 6.1 percentage points reflecting: (i) variations in product mix in our Power Systems business; and (ii) product cost reductions in both our OnSite Generation and Power Systems businesses, partially offset by pricing pressure on orders booked in 2009 in our OnSite Generation business.

Cash operating costs were $12.6 million, a decrease of 42% reflecting: (i) the absence of $3.3 million of expenses associated with our transaction with the trustees of Algonquin Power Income Fund in 2009; (ii) a $1.6 million decrease in selling, general and administrative expenses reflecting ongoing cost reduction efforts; (iii) a $1.8 million decrease in research and product development expenditures resulting from standardization of product development and greater focus on product cost reduction efforts; (iv) the absence of $0.6 million of costs related to business streamlining initiatives; (v) the absence of $0.6 million of costs attributable to our Test Systems business; and (vi) a $0.2 million increase in third party research and product development funding.

Loss from operations was $9.0 million, an improvement of $10.7 million or 54% as a result of increased revenues, improved gross profit and reduced operating expenses.

Liquidity

Cash and cash equivalents, restricted cash and short-term investments were $9.0 million as at December 31, 2010, a $2.7 million sequential quarterly decrease reflecting: (i) a $1.6 million net loss, excluding non-cash items; (ii) a $1.0 million increase in non-cash working capital; and (iii) $0.1 million of capital expenditures.

Order Backlog

Order backlog as at December 31, 2010 was $17.1 million, as follows (in $ millions):

	Sept. 30, 2010 Backlog	Orders Received	Orders Delivered	Dec. 31, 2010 Backlog

OnSite Generation	$ 15.5	$ 2.2	$ 4.1	$ 13.6
Power Systems	3.9	1.3	1.7	3.5
Total	$ 19.4	$ 3.5	$ 5.8	$ 17.1

Conference Call Details

Hydrogenics will hold a conference call at 10 a.m. ET on March 29, 2011 to review the fourth quarter and 2010 results. The telephone number for the conference call is (877) 307-1373, or, for international callers, (678) 224-7873. A live webcast of the call will also be available on the Corporation's website at www.hydrogenics.com.

The webcast will be archived on the site, and investors will be able to access an encore recording of the conference call for one week by calling (800) 642-1687, conference ID 45429803#. The encore recording will be available two hours after the conference call has concluded.

Non-GAAP Financial Measures

Certain financial measures referred to in this press release are not measures recognized by GAAP. These non-GAAP financial measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. Investors are cautioned that these non-GAAP financial measures should not be construed as alternatives to other measures of financial performance calculated in accordance with GAAP.

About Hydrogenics
Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbour" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Hydrogenics Corporation
Consolidated Balance Sheets
(in thousands of US dollars)

	December 31 2010	December 31 2009

Assets

Current assets
Cash and cash equivalents	$ 7,881	$ 9,159
Restricted cash	883	1,603
Accounts receivable	5,603	3,685
Grants receivable	572	490
Inventories	8,376	11,746
Prepaid expenses	762	1,270
	24,077	27,953

Restricted cash	225	240
Property, plant and equipment	1,871	2,889
Intangible assets	200	280
Goodwill	5,100	5,446
	$ 31,473	$ 36,808

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 10,096	$ 14,782
Unearned revenue	3,751	4,546
	13,847	19,328

Shareholders' Equity
Common shares (nil par value)	316,167	307,038
Contributed surplus	16,992	16,713
Deficit	(309,352)	(300,795)
Accumulated other comprehensive loss	(6,181)	(5,476)
Total deficit and accumulated other comprehensive loss	(315,533)	(306,271)
	17,626	17,480
	$ 31,473	$ 36,808

Hydrogenics Corporation
Interim Consolidated Statements of Operations
(in thousands of US dollars, except for share and per share amounts)
(unaudited)

	Three months ended December 31		Year ended December 31
	2010	2009	2010	2009
Revenues	$ 5,805	$ 4,207	$ 20,930	$ 18,841

Cost of revenues	3,839	3,542	15,504	15,113
	1,966	665	5,426	3,728
Operating expenses
Selling, general and administrative	2,640	4,003	10,228	16,995
Research and product development	944	720	3,445	5,219
Impairment of property, plant and equipment	--	317	--	317
Amortization of property, plant and equipment	170	151	690	864
Amortization of intangible assets	33	90	96	120
	3,787	5,281	14,459	23,515
Loss from operations	(1,821)	(4,616)	(9,033)	(19,787)

Other income (expenses)
Loss on disposal of assets	--	(14)	(93)	(14)
Litigation settlements	--	--	437	--
Provincial capital tax	(4)	(1)	(9)	(154)
Interest	(12)	84	35	169
Foreign currency gains (losses)	(55)	230	109	40
	(71)	299	479	41

Loss before income taxes	(1,892)	(4,317)	(8,554)	(19,746)
Current income tax (recovery)	--	(10,388)	3	(10,371)
Net income (loss) for the period	$ (1,892)	$ 6,071	$ (8,557)	$ (9,375)

Net earnings (loss) per share
Basic and diluted	$ (0.34)	$ 1.64	$ (1.82)	$ (2.54)

Weighted average number of common shares outstanding	5,488,630	3,699,795	4,689,504	3,697,740

Hydrogenics Corporation
Interim Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended December 31		Year ended December 31
	2010	2009	2010	2009

Cash and cash equivalents provided by (used in)
Operating activities
Net income (loss) for the period	$ (1,892)	$ 6,071	$ (8,557)	$ (9,375)
Items not affecting cash
Loss on disposal of assets	--	14	93	14
Impairment of property, plant and equipment	--	317	--	317
Amortization of property, plant and equipment	90	553	899	1,206
Amortization of intangible assets	33	30	96	120
Unrealized foreign exchange gains	(35)	(420)	(91)	(148)
Non-cash selling, general and administrative expenses	--	--	763	--
Stock-based compensation expense	22	92	279	413
Net change in non-cash working capital	(915)	(2,414)	(3,593)	(3,632)
	(2,697)	4,243	(10,111)	(11,085)
Investing activities
Decrease (increase) in restricted cash	(44)	(289)	735	(713)
Proceeds from disposal of property, plant and equipment	112	--	112	--
Purchase of property, plant and equipment	(133)	(596)	(380)	(752)
	(65)	(885)	467	(1,465)

Financing activities
Deferred research and development grants	--	--	--	70
Common shares issued, net of issuance costs	--	23	8,366	38
	--	23	8,366	108
Increase (decrease) in cash and cash equivalents during the period	(2,762)	3,381	(1,278)	(12,442)

Cash and cash equivalents – Beginning of period	10,643	5,778	9,159	21,601
Cash and cash equivalents – End of period	$ 7,881	$ 9,159	$ 7,881	$ 9,159
CONTACT: Lawrence Davis, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3633
         investors@hydrogenics.com